[VEDDER PRICE LETTERHEAD]

                                                            December 30, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

   Re:  Hotchkis and Wiley Funds
        Amendment Withdrawal Request (EDGAR Accession No. 0001047469-02-007977) File Nos. 333-68740 and 811-10487
        ----------------------------------------------------------------------

To the Commission:

     On behalf of Hotchkis and Wiley Funds (the "Fund"), we are requesting that the Fund's Post-Effective Amendment No. 4 to its Registration Statement on Form N-1A (Amendment No. 5 under the Investment Company Act of 1940), that was filed pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act") on December 23, 2002, be withdrawn. The Fund refiled the Post-Effective
Amendment pursuant to Rule 485(a) under the 1933 Act on December 30, 2002.

     Please contact the undersigned at (312) 609-7616 if you have any questions.

                                                          Very truly yours,

                                                          /s/ Renee M. Hardt

                                                          Renee M. Hardt